Exhibit 6.23

FORWARD FINANCING LLC

FUTURE RECEIPTS SALE AGREEMENT

Effective Date: March 10, 2026

Referring third party (unrelated to Forward Financing): Fora Financial

Offer ID: AO-0325118

This Future Receipts Sale Agreement (“Agreement”) dated above, is made by and between Forward Financing LLC, a Delaware limited liability company (together with its successors and/or assigns, “Purchaser” or “Forward Financing”), and Customer and Principal(s) (as identified below).

CUSTOMER INFORMATION:

Customer Legal Name (“Customer”):	FullPAC, Inc.
DBA Name:	Fullpac
Physical Address:	1206 Laskin Rd, Virginia Beach, VA 23451
Type of Entity:	Corporation

PRINCIPAL(S) INFORMATION:

Name of Principal (1):	Travis Trawick

Address:	[Personal address omitted]

KEY TERMS:

Amount Sold: The total dollar amount of Future Receipts being sold by Customer.	$139,000.00
Purchase Price: The dollar amount Purchaser is paying to Customer for the Amount Sold.	$100,000.00
Origination Fee: The fee associated with processing and originating the transaction. This is deducted from the Purchase Price paid to Customer.	$3,000.00
Net Purchase Price: The net Purchase Price after the Origination Fee is deducted from the Purchase Price paid to Customer.	$97,000.00
Minus funds used to satisfy prior transaction entered with Forward Financing (if any)	$0.00
TOTAL AMOUNT TO BE DEPOSITED INTO CUSTOMER’S BANK ACCOUNT (minus $95 if Customer elects to receive funds by wire)	$97,000.00
Monthly Percentage: The percentage of Customer’s Future Receipts that Purchaser may collect each month.	3%
Weekly Amount: The dollar amount of Future Receipts that Customer authorizes Purchaser to collect each week. Please refer to Section 1(b) (Adjustment of Weekly Amount) to learn how you can adjust the Weekly Amount.	$3,475.00

Through this Agreement, Customer is selling Future Receipts to Purchaser at a discount. “Future Receipts” as used in this Agreement means any payments received from customers and other third-party payors in exchange for Customer’s goods or services, including payments received in any form including but not limited to, cash, check, payment card and electronic transfers.

Accordingly, Customer hereby sells, assigns and transfers Future Receipts totaling the “Amount Sold” to Purchaser (making Purchaser the absolute owner), in exchange for the “Net Purchase Price”. The Amount Sold shall be delivered to Purchaser through remittance of the “Monthly Percentage” of Customer’s Future Receipts until such time as Purchaser receives the Amount Sold.

In order to simplify Customer’s delivery to Purchaser of the Monthly Percentage of Customer’s Future Receipts, Customer authorizes Purchaser to ACH debit the “Weekly Amount” every seven (7) days, beginning 7 days after the date the Purchase Price is paid, and continuing every 7 days thereafter, from the bank account (the “Approved Account”) into which all of Customer’s Future Receipts are deposited, until the earlier of (a) the date on which the full Amount Sold, and any other fees or amounts due under this Agreement, have been received by Purchaser; or (b) the date that is three years from the Effective Date of this Agreement. The parties agree that, based upon information provided by Customer, Purchaser’s debiting of the Weekly Amount each week should result in Purchaser receiving an amount of Future Receipts each month that is approximately equal to the Monthly Percentage of Customer’s Future Receipts.

The Approved Account is identified in the Authorization Agreement for Direct Deposits (ACH Credits) and Direct Payments (ACH Debits), attached hereto and incorporated herein by reference.

CUSTOMER ACKNOWLEDGES THAT:

● It is selling a portion of its Future Receipts to Forward Financing at a discount, not borrowing money from Forward Financing. THIS PURCHASE OF FUTURE RECEIPTS IS NOT A LOAN. There is no interest rate associated with this transaction, and no time period during which the Amount Sold must be collected because the Weekly Amount is subject to adjustment based on the Future Receipts actually generated by Customer. Accordingly, there is no fixed rate associated with this transaction.

● This financing may be more expensive than a traditional bank loan. Please review the financial figures listed on the preceding page under “KEY TERMS,” and all other terms in this contract.

● The Weekly Amount is intended to equal the amount of Future Receipts that Purchaser may collect each week in order to collect the Monthly Percentage of Future Receipts each month. If Customer’s revenues decline so that collection of the Weekly Amount will result in Purchaser collecting more than the Monthly Percentage of Customer’s Future Receipts during a given month, Customer has the right to an adjustment of the Weekly Amount pursuant to Paragraph 1(b)(2) below.

● In the event Principal(s) cause(s) or through omission permit(s) Customer to (a) divert Future Receipts away from the Approved Account; (b) allow its account to incur four (4) insufficient funds bounces without providing Purchaser with bank information demonstrating lack of revenues; or (c) block its bank account from Purchaser’s access for ACH debits, Principal(s) shall be liable for such actions, as more particularly set out in Paragraph 2 below.

● It is not a breach of this Agreement if Customer generates no further Future Receipts or generates Future Receipts less quickly than projected at the time this Agreement is executed, provided that Customer has not breached any other provision of this Agreement.

● Forward Financing is entering into this Agreement knowing the risks that Customer’s business may slow down or ultimately fail, and assumes these risks based on Customer’s representations, warranties and covenants in this Agreement, which are intended to provide Forward Financing with a reasonable and fair opportunity to receive the benefit of its bargain.

This Agreement is by and between Forward Financing and Customer/Principal(s). Any broker or independent sales organization that acted as an intermediary between Forward Financing and Customer/Principal(s) is in no way authorized to act as an agent of Forward Financing, or bind Forward Financing in any way. CUSTOMER AND EACH PRINCIPAL ACKNOWLEDGES AND AGREES THAT IT IS NOT ENTERING THIS TRANSACTION BASED ON ANY REPRESENTATIONS OR STATEMENTS MADE BY ANY BROKER, INDEPENDENT SALES ORGANIZATION, INTERMEDIARY OR OTHER PERSON (INCLUDING BUT NOT LIMITED TO ANY THIRD PARTY LISTED AS “REFERRING THIRD PARTY” IN THE LOWER LEFT CORNER OF PAGE 1 OF THIS CONTRACT), AND THAT IT IS RELYING SOLELY ON THE TERMS SET FORTH IN THIS AGREEMENT IN DECIDING TO ENTER INTO THIS TRANSACTION.

Customer represents and warrants that it is not prohibited from entering this transaction by any other agreement to which Customer or any Principal is a party, including but not limited to any other sale of future receipts agreement, any loan agreement, any organizational documents or otherwise. If Customer or any Principal is found to be in breach of this representation and warranty, the indemnification provisions set forth in Paragraph 9 below shall apply.

This Future Receipts Sale Agreement is further governed by the following “Terms & Conditions”:

TERMS & CONDITIONS

1. Collection of Weekly Amount, Monthly Reconciliation and Adjustment of Weekly Amount.

(a) Collection of Weekly Amount. Customer authorizes Purchaser to collect from the Approved Account the Weekly Amount each week, beginning 7 days after the Purchase Price is paid, and continuing 7 days thereafter, until the earlier of: (a) the date on which the full Amount Sold, and any other fees or amounts due under this Agreement, have been received by Purchaser; or (b) the date that is three years from the Effective Date of this Agreement. Customer agrees to complete all necessary forms to establish and maintain the Approved Account and agrees to deposit or cause to be deposited all funds arising from Future Receipts into the Approved Account. Customer agrees not to deposit any funds into the Approved Account other than funds arising from Future Receipts.

(b) Reconciliations.

(1) Return of Overages. Customer agrees that, as of the Effective Date of this Agreement, the Weekly Amount represents the parties’ best estimate of the amount of Future Receipts that Purchaser may collect each week in order to collect the Monthly Percentage of Future Receipts each month. If the Weekly Amounts collected by or delivered to Purchaser during any given calendar month exceeded the Monthly Percentage of Future Receipts actually generated during that calendar month (“Overage”) Customer has the right to receive a return of such Overage. To receive a return of an Overage, Customer may send a request for a return of an Overage to reconciliation@forwardfinancing.com (the “Designated Email”) and include either (a) confirmation that read-only access to the Approved Account exists for Purchaser, or (b) complete bank statements for the calendar month at issue. This notice must be sent by the 90th day following the end of the relevant month. If Customer provides a timely Reconciliation Notice to Purchaser at the Designated Email, then Purchaser shall reconcile Customer’s account by crediting the Overage due back to the Approved Account via ACH transaction (“Monthly Reconciliation”) within ten (10) Business Days of receiving the Reconciliation Notice.

(2) Adjustment of Weekly Amount. If at any time Customer’s actual Future Receipts have decreased such that Purchaser will be receiving an amount of Future Receipts that varies from the Monthly Percentage of Customer’s Future Receipts, then Customer has the right to a adjustment of the Weekly Amount (“Adjusted Weekly Amount”) by sending to the Designated Email (reconciliation@forwardfinancing.com) a notification of its intent to exercise its right to an Adjusted Weekly Amount, along with bank statements evidencing all customer receipts for the prior thirty (30) days. Upon receiving such information, Purchaser shall calculate the Adjusted Weekly Amount by multiplying the Future Receipts actually generated during the prior thirty (30) days by the Monthly Percentage, and then dividing that product by 20, which represents the average number of Business Days in a month, and multiplied by five (5), which represents the number of Business Days in a week. Customer shall be entitled to remit the Adjusted Weekly Amount for a period of fourteen (14) days, and continue remitting the Adjusted Weekly Amount for as long as it continues to provide bank statements warranting the adjustment every fourteen (14) days thereafter. If at the end of any fourteen (14) day period, the Customer has not provided updated bank statements demonstrating a continued adjustment is warranted, the Weekly Amount will revert back to the amount stated under the “KEY TERMS” section of this Agreement.

(c) Conversion of Daily Payments. In the event Customer misses two (2) consecutive weekly payments, Forward shall, on the next Business Day following the second missed payment, convert the payment schedule from weekly to daily payments. The amount of each daily payment shall be calculated by dividing the weekly payment amount into five (5) equal payments. Daily payments will be drawn from the Approved Account on each Business Day.

2. Principal(s)’s Guarantee of Performance and Liability For Breach of Representation, Warranty or Covenant. Each Principal signing this Agreement agrees that it shall not undertake any action or through omission permit Customer to divert its revenues or intentionally deprive Customer of the value of assets purchased. Accordingly, each Principal irrevocably and unconditionally guarantees to Purchaser prompt and complete performance of the following Customer obligations: (a) not to deposit customer receipts anywhere other than the Approved Account (per Paragraphs 6(v) below); (b) not to block Purchaser’s access to the Approved Account (per Paragraph 6(vi) below); (c) to provide Purchaser with bank or other financial statements demonstrating a decrease in revenues in the event there are four (4) or more consecutive Returned ACH Events, as described in Paragraphs 5(c) and 6(vii) below; (d) to provide truthful, accurate, timely and complete information as required by this Agreement; and (e) to comply with all Customer obligations related to any sale of the business, as outlined in paragraph 6(x). In the event a breach of any of the above listed obligations occurs, Principal(s) assume(s) and jointly and severally guarantee(s) the full, complete and timely performance of Customer’s obligations hereunder. The parties agree that, provided that Customer has not violated any of the representations, warranties or covenants in this Agreement, it shall not constitute a breach of this Agreement if Customer generates no further Future Receipts and therefore has no funds to remit the Amount Sold.

3. Authorization to File UCC Financing Statements. The sale of Future Receipts by Customer to Purchaser pursuant to this Agreement are “accounts”, “general intangibles” or “payment intangibles” as those terms are defined in the Uniform Commercial Code (“UCC”), and such a sale constitutes a true and complete sale, conveying good title to the Future Receipts, from Customer to Purchaser. To the extent the Future Receipts are “accounts” or “payment intangibles” then (i) the sale of the Future Receipts creates a security interest as defined in the UCC, (ii) this Agreement constitutes a “security agreement” under the UCC and (iii) Purchaser has all the rights of a secured party under the UCC with respect to such Future Receipts. Customer authorizes Purchaser to file a financing statement pursuant to the UCC to evidence such a sale. The UCC financing statement may state that the sale of the Future Receipts is intended to be a sale and not an assignment for security. Customer and each Principal agree to execute any documents or take any action in connection with this Agreement that Purchaser deems necessary to perfect or maintain Purchaser’s interest in the Future Receipts purchased pursuant to this Agreement. Customer further agrees that, in event of breach of this Agreement, Purchaser may notify account debtors or other persons obligated on the Future Receipts, of Customer’s sale of the Future Receipts and may instruct them to make payment or otherwise render performance to or for the benefit of Purchaser.

4. Right to Cancel. Customer may cancel this transaction at any time prior to midnight of the second Business Day after Purchaser forwards the Net Purchase Price to Customer (“Cancellation Deadline”). To cancel the transaction, Customer must return the full Purchase Price to Purchaser by the Cancellation Deadline. Upon the Purchase Price being returned, all Parties to this Agreement shall be deemed to have released each other from any claims or liabilities related to this Agreement.

5. Fees and Damages.

(a) Origination Fee. Customer agrees to pay Purchaser the Origination Fee listed under the “KEY TERMS” section of this Agreement. Purchaser will deduct the amount of the Origination Fee from the Purchase Price that is to be paid to Customer.

(b) Bank Wire Fee. Customer may request to receive payment of the Net Purchase Price by wire transfer. Purchaser has sole discretion in determining whether it will agree to such a request. In the event Purchaser pays the Purchase Price by wire transfer, Customer agrees to pay Purchaser a $95 fee, which includes the administrative, technological and banking costs for paying by wire transfer. Purchaser will deduct this fee from the Purchase Price that is to be paid to Customer.

(c) Returned ACH Fee. Customer agrees to pay Purchaser promptly upon demand a fee of $35 (a “Returned ACH Fee”) if an electronic debit is returned unpaid or cannot be processed, or if a check, draft or similar instrument issued by Customer or anyone on its behalf is not honored or cannot be processed. At Purchaser’s option, Purchaser will assess this fee any time a debit is not honored or paid, even if it is later honored or paid following resubmission. Customer and any individual that signs this Agreement authorize Purchaser to resubmit returned debits in its discretion. Any check, draft or similar instrument may be collected electronically if returned for insufficient or uncollected funds. Customer will be in breach of the covenant set forth in Paragraph 6(vii) of this Agreement if it accumulates four (4) consecutive Returned ACH Fees during the course of the Agreement, and does not provide Purchaser with bank statements demonstrating decreased revenues within five (5) calendar days of the first Returned ACH Fee. It is expressly agreed that if Customer is not generating sufficient Future Receipts to satisfy the Weekly Amount, Customer has the obligation to request a reconciliation of the Weekly Amount, as provided for in Paragraph 1(b)(2) above, rather than incur Returned ACH Fees.

(d) Blocked Account Damages. If Customer puts a block on the Approved Account or takes any such action that would prevent Purchaser from debiting the Approved Account as permitted by this Agreement, which action will constitute Customer’s breach of the covenant set forth in Paragraph 6(vi) below, Customer agrees to pay Purchaser a fee of $2,500, plus all other damages permissible under this Agreement. The parties agree that this fee is a good faith estimate of the costs incurred by Purchaser caused by such a breach of the Agreement, including the increased resources required to be expended by Purchaser to respond to the breach, the increased cost of funds to Purchaser caused by the failure to receive expected funds, the risk to Purchaser’s ability to request ACH debits through the NACHA system caused by initiating rejected ACHs and other damages and expenses caused by the breach.

6. Customer’s Representations, Warranties and Covenants. Customer represents, warrants and covenants that as of the Effective Date, and during the course of this Agreement:

(i) Customer will use the Purchase Price solely for legal business purposes and will not use the Purchase Price for personal, family or household purposes;

(ii) Customer has disclosed all active financial obligations in which it has sold, collateralized, or encumbered its Future Receipts;

(iii) In the event that by entering this Agreement, Customer or any Principal will be in breach of the terms of any other agreement to which either is subject (including but not limited to any other financing agreements, organizational documents, etc.), Customer agrees to remedy such breach within 24 hours of receiving funding under this Agreement;

(iv) Customer is in compliance with all laws applicable to Customer’s business and has all permits, licenses, approvals, consents and authorizations necessary to conduct its business and will promptly pay all necessary taxes, including but not limited to employment, sales and use taxes;

(v) Customer will deposit all funds arising from Future Receipts into the Approved Account;

(vi) Customer will not block Purchaser from, and will provide Purchaser with full access to, the Approved Account, as described in Paragraphs 5(d) and 8 herein;

(vii) Because it is Customer’s responsibility to alert Purchaser if it is generating Future Receipts insufficient to pay the Weekly Amount, in the event that the Approved Account accumulates four (4) consecutive Returned ACH Events, Customer will provide Purchaser with bank statements demonstrating a decrease in revenues within five (5) calendar days of the first Returned ACH Event (as defined in Paragraph 5(c) above);

(viii) Customer will provide Purchaser legible, complete and unredacted copies of all bank statements from Customer’s banks, financial information regarding Future Receipts from credit card processors and other Receivables Recipients (as that term is defined in Paragraph 12 below) within five (5) calendar days of a request by Purchaser;

(ix) Customer will permit Purchaser to conduct a site inspection of Customer’s business, including an inspection of Customer’s credit card terminals, at any reasonable time during the course of this Agreement with or without notice to Customer;

(x) Because Purchaser has entered into this Agreement based on the current operations of Customer, Customer will not undertake any transaction involving the sale of Customer, either by an issuance, sale or voluntary transfer of ownership interests in Customer that results in a change in ownership or voting control of Customer, or by a sale or transfer of substantially all of the assets of Customer, without 1) prior written notice to Purchaser and 2) obtaining the new majority owner(s)’s signed agreement to perform the obligations of Principal(s) and otherwise abide by all terms of this Agreement;

(xi) All information provided by Customer to Purchaser in this Agreement, Customer’s funding application, Customer’s interview with Purchaser or otherwise and all of Customer’s financial statements and other financial documents provided to Purchaser, are true, correct, complete and accurately reflect Customer’s financial condition and results of operations at the time such information and materials were provided to Purchaser;

(xii) As of the Effective Date of this Agreement, Customer is not contemplating the filing of a bankruptcy proceeding, closing Customer’s business, winding down Customer’s business operations, or selling Customer’s business and has no reason to believe that a bankruptcy petition or other proceeding will be filed or brought against it;

(xiii) Customer and Principal(s) have full power and authority to enter into and perform the obligations under this Agreement and Principal(s) collectively represent a majority ownership of the Customer; and

(xiv) Customer and Principal(s) have not committed, and will not commit, fraud in connection with the negotiation or execution of, or performance under, this Agreement.

The violation by Customer of any of the representations, warranties and covenants in this Paragraph 6 will constitute a breach of the Agreement by the Customer, provided that if Customer breaches subparagraph 6(vi) (blocked accounts) due to a decrease in receivables, then customer shall have five (5) days to cure such breach by contacting Purchaser and further complying with the provisions of Paragraph 1(b)(2).

7. Telephone Monitoring, Recording and Contacts.

(a) Customer and each Principal consents by electronic signature and expressly authorizes Purchaser, its affiliates, agents and independent contractors to contact Customer or any Principal by telephone using any kind of telecommunications or telephony technology, including but not limited to telephone, cellular telephone, automatic telephone dialing system, automated or automatic dialer, artificial intelligence (AI) system, artificial or prerecorded voice systems, or text messaging system, for informational, transactional, debt collection, marketing, sales or any other purposes. Customer and each Principal understand and agree that their express consent and authorization to such telephonic communications are not required to purchase products or services from Purchaser, its affiliates, agents or independent contractors. Customer and each Principal further expressly consent and agree that any of these telephonic communications may be monitored or recorded for any purposes. Customer and each Principal agree that their express consent and authorization to telephonic communications from Purchaser, its affiliates, agents and independent contractors extends to all telephone numbers (including wireless, landline and voice over IP numbers) that Customer or any Principal provides to Purchaser, from which Customer or any Principal calls Purchaser, or at which Purchaser believes it can reach Customer or any Principal. Customer and each Principal agree that anyone with access to their telephone or email account(s) may listen to or read the messages that Purchaser leaves or sends to Customer or any Principal.

(b) Customer and each Principal agrees to provide immediate Notice to Purchaser if Customer or any Principal changes telephone numbers or is no longer the subscriber or usual user of a telephone number that Customer or any Principal provides to Purchaser. To stop Purchaser’s marketing text messages, Customer may reply “STOP” to the text message; to stop Purchaser’s marketing emails, Customer must follow the opt-out instructions provided at the bottom of such emails.

8. Bank Account Access.

(a) If requested by Purchaser, Customer agrees to provide Purchaser with read only streaming access to the Approved Account, via a secure third party banking link, or, if no banking link is available that can connect to the Approved Account, by providing all necessary passwords and online log-in information for Purchaser to access the Approved Account for the purposes set forth elsewhere herein.

(b) Customer and each Principal authorize Purchaser and its affiliates to indefinitely store the read only data contained in any streaming bank account to which Customer provides Purchaser access, to utilize this data for any purpose described in this Agreement, to develop and improve automated tools that assist with the efficiency and quality of financing, to analyze and understand the impact of our financing and how we may better serve our customers, to develop aggregated data about our customers and our financing, to market, and/or to determining Customer’s eligibility to enter into any future agreement with Purchaser, and any other business purpose.

(c) Customer and each Principal may disconnect read only access at any time after Customer’s payment obligation to Purchaser has been satisfied. The obligation to disconnect read only access is exclusively on the Customer.

9. Indemnification For Claims Brought By Third Parties. It is expressly agreed that Customer and each Principal, jointly and severally, shall assume liability for and do hereby agree to indemnify and hold harmless Purchaser and its agents, affiliates and representatives, from and against any and all losses, damages, claims, penalties, liabilities and expenses (including reasonable attorneys’ fees and in-house attorneys’ fees) of any nature whatsoever imposed on, incurred by or asserted against Purchaser or its agents, affiliates and representatives, in any way relating to or growing out of any claim by any third party that this Agreement violates the terms of any other agreement to which Customer or any Principal is subject.

10. Mandatory Arbitration of Disputes / Waivers.

(a) All disputes and claims that any party may have, now or in the future, of any kind or nature whatsoever with or against any other party or its affiliates arising out of or relating to this Agreement, shall be settled by arbitration administered by either the American Arbitration Association (“AAA”) in accordance with its Commercial Arbitration Rules, or Resolute Systems, LLC in accordance with its Financial Dispute Arbitration Rules. In any arbitration matter brought before the AAA, regardless of claim amount, interest, and/or arbitration fees and costs, the Expedited Procedures of the Commercial Arbitration Rules shall apply. In any arbitration matter brought before Resolute Systems, LLC, exclusive of claim amount, interest, and/or arbitration fees and costs, the Document Submission only Procedures of the Financial Dispute Arbitration Rules shall apply. Judgment on the award rendered by the arbitrator will be final and binding, and may be entered in any court having jurisdiction thereof. A party may demand arbitration any time after the dispute or claim in question has arisen even if a lawsuit has been filed. The Parties agree to accept service of the demand in the manner prescribed in Paragraph 20. This Paragraph 10 is a material inducement for Purchaser to enter into this Agreement.

(b) Except as prohibited by law, the arbitration proceedings shall be conducted in confidence, and all documents, written testimony and records therein shall be received, heard and maintained by the arbitrator in confidence, available for inspection only by the parties, their respective attorneys and experts, who shall agree, in advance and in writing, to maintain the confidentiality of such information. The parties shall be allowed adequate discovery as part of the arbitration process, meaning reasonable access to essential documents as determined by agreement or the arbitrator. Parties may choose to present written testimony to support their positions through the submission of written affidavits, in accordance with the documents-based format.

(c) All arbitration matters shall be conducted by and decided on document submissions by the parties. All necessary hearings associated with arbitration matters shall be conducted telephonically, with case management hearings held only if necessary. The arbitrator shall issue a “standard” form of award, which shall state only the relief to which the parties are or are not entitled. Except as otherwise specified herein, the arbitrator shall have the authority to award equitable relief, damages, costs and fees to the extent permitted by law, including but not limited to, any remedy or relief that a governing court might order; provided, however, that the arbitrator may not award any declaratory, injunctive or other relief for the benefit of the general public or any third party. If a court decides that applicable law precludes enforcement of the foregoing limitations as to a claim for injunctive relief, then after all appeals from that decision have been exhausted, that claim (and only that claim) must be severed from the arbitration and may be brought in court after the arbitration of the remaining claims has been concluded.

(d) The parties agree that this Agreement, any arbitration under this Agreement and any arbitration award rendered in such arbitration shall be governed by the Federal Arbitration Act and the applicable laws of the Commonwealth of Massachusetts. The parties further agree that the arbitrator shall determine all issues and disputes including those related to arbitrability, including but not limited to the meaning, construction, validity, scope and/or enforceability of this Paragraph 10.

(e) Class Action Waiver. EACH PARTY AGREES THAT ANY CLAIMS MUST BE BROUGHT ON AN INDIVIDUAL BASIS; CLASS ACTIONS ARE NOT PERMITTED. NO PARTY MAY BRING AN ACTION IN A CLASS OR REPRESENTATIVE MATTER, REGARDLESS OF WHETHER SUCH CLAIM IS BROUGHT AS LITIGATION OR ARBITRATION. EACH PARTY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ITS RIGHT TO PARTICIPATE IN A CLASS ACTION, PRIVATE ATTORNEY GENERAL ACTION, CLASS ARBITRATION OR OTHER REPRESENTATIVE ACTION IN ANY MATTER BROUGHT AGAINST ANY OTHER PARTY. FURTHER, THE PARTIES AGREE THAT IN ANY ARBITRATION MATTER, THE ARBITRATOR MAY NOT CONSOLIDATE PROCEEDINGS FOR MORE THAN ONE PARTY’S CLAIMS, EXCEPT FOR CLAIMS BY OR AGAINST CUSTOMER AND/OR RELATED PRINCIPAL(S).

(f) Severability of Arbitration Provision. If any portion of this Paragraph 10 is deemed invalid or unenforceable, the remaining portions shall nevertheless remain in force. However, if a determination is made with respect to any claim that the class action waiver in Paragraph 10(e) (“Class Action Waiver”) is unenforceable, only this Section (f) of Paragraph 10 will remain in force with respect to that claim and the remaining provisions of this Paragraph 10 shall be null and void, provided that the determination concerning the Class Action Waiver shall be subject to appeal.

11. Jury Trial Waiver. UNLESS PROHIBITED BY LAW, THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY, WITHOUT DURESS AND AFTER DISCUSSING OR HAVING THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH THEIR ATTORNEYS, WAIVE THE RIGHT TO A TRIAL BY JURY WITH RESPECT TO ANY CONTROVERSY, DISPUTE OR CLAIM, INCLUDING ALL CLAIMS SOUNDING IN CONTRACT OR TORT, ARISING FROM OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREIN. THIS WAIVER OF TRIAL BY JURY PROVISION IS A MATERIAL INDUCEMENT FOR PURCHASER TO ENTER INTO THIS AGREEMENT.

12. Financial Condition and History.

(a) Customer and Principal(s) authorize Purchaser and its agents to investigate their financial condition and history, including each Principal’s consumer report, and authorize each of Customer’s card processors and other recipients of Customer’s Receivables (“Receivables Recipients”), as well as any of Customer’s customers, to provide Purchaser with Customer’s payment card, check processing and customer payment activity statements and any other reasonably requested information on Customer upon Purchaser’s request during the term of this Agreement. Customer and each Principal authorize Purchaser and its affiliates that now or in the future may offer products and/or services to obtain a consumer or business credit report and a background report on Customer and each Principal that signs this Agreement at any time during the term of this Agreement, for as long as Customer or Principal(s) continue to have any payment obligation to Purchaser, or for up to three (3) years after Customer fully completes all of its payment obligations under this Agreement, for purposes of Purchaser’s (i) reviewing, monitoring, and maintaining the account for fraud, performance, financial health, collection activity, upgrades and enhancements, (ii) determining Customer’s or Principal(s)’s eligibility to enter into any future agreement with Purchaser or its affiliates for any product or service Purchaser or an affiliate offers now or in the future, and (iii) determining the terms Purchaser or an affiliate offers to Customer or Principal(s) with respect to any product or service Purchaser or an affiliate offers now or in the future. Customer will provide to Purchaser within five (5) days of a request by Purchaser any reasonably requested documents relating to Customer’s financial condition and history including but not limited to, Customer’s bank statements, financial statements, tax returns and credit card and check processing activity statements. Such documents shall be legible, complete and unredacted. A photocopy of this authorization will be deemed acceptable for release of financial information.

(b) Customer agrees that Purchaser may share information regarding the Amount Sold and/or payments made or owed by Customer to Purchaser in accordance with this Agreement with: (i) its affiliates, (ii) any broker or other third party that introduced Customer to Purchaser and any of Customer’s existing funders or creditors; (iii) any attorney, accountant, financial advisor or employee for the purpose of advising Purchaser; and (iv) any credit reporting entities for the purpose of reporting Customer’s performance under this Agreement.

(c) Customer and Principal(s) may revoke this authorization at any time by emailing notices@forwardfinancing.com.

13. Indemnification of Card Processors, Other Receivables Recipients and Customers. Customer and each Principal agree to jointly and severally indemnify and hold harmless Purchaser and its agents from each of Customer’s card processors and other Receivables Recipients, and each of their respective officers, directors and shareholders against all losses, damages, claims, liabilities and expenses (including reasonable attorneys’ fees and in-house attorneys’ fees) incurred by Customer’s card processor or other Receivables Recipient resulting from (i) claims asserted by Purchaser for monies owed to Purchaser as a result of Customer’s breach of this Agreement and (ii) actions taken by Customer’s card processor or other Receivables Recipient in reliance upon information or instructions provided by Purchaser. Customer agrees to promptly, but in no event more than three (3) Business Days from Customer’s receipt of such request from Purchaser and/or credit card processor or other Receivables Recipient, execute any authorizations or other documents that a credit card processor, other Receivables Recipient or customer may require in order to release funds directly to Purchaser.

14. Reliance on Terms. Paragraphs 12 and 13 of this Agreement are agreed to for the benefit of Customer, Purchaser and each of Customer’s card processors and other Receivables Recipients, and notwithstanding the fact that each of Customer’s card processors, other Receivables Recipients and customers is not a party to this Agreement, each of Customer’s card processors, other Receivables Recipients and customers may rely upon their terms and raise them as a defense in any action.

15. Closing of Customer’s Business. Provided that Customer has not violated any of the representations, warranties and covenants in this Agreement, upon written Notice to Purchaser by Customer, and provision of such reasonable proof as requested by Purchaser, that the Customer has closed its business and is no longer generating Future Receipts, Purchaser agrees that it shall have no further right to collect Weekly Amounts or Adjusted Weekly Amounts.

16. Remedies. In the event Customer breaches or violates any provision of this Agreement, including but not limited to the representations, warranties and covenants made in Paragraph 6 above: (i) Purchaser shall be entitled to all remedies available under the law; and (ii) in any action for damages, Purchaser shall be entitled to the “Uncollected Future Receipts” (defined as Amount Sold less the amount of Future Receipts received by Purchaser) plus any fees due to it under this Agreement. Because the transaction evidenced by this Agreement is not a loan, if Customer closes its business and has not violated any of the representations, warranties and covenants in this Agreement, there shall be no default or breach of this Agreement, as long as Customer has submitted an amount equal to the Monthly Percentage of Future Receipts through the date of business closure.

17. Indemnification of Purchaser for Breach; Attorneys’ Fees and Costs. Customer and Principal(s) shall jointly and severally indemnify and hold harmless Purchaser and its agents from and against any and all liabilities, claims, obligations, damages, penalties, losses, actions and suits of whatsoever nature incurred by Purchaser or its agents, in any way relating to or arising out of this Agreement, but specifically any claim that Customer or any Principal has breached this Agreement, including, without limitation, and to the extent not prohibited by applicable law, the payment of all costs and expenses of every kind for the enforcement of Purchaser’s rights and remedies hereunder and/or the collection of amounts due to Purchaser hereunder, including but not limited to reasonable attorneys’ fees, in-house attorneys’ fees, arbitration and court costs and collection agency costs (collectively, “Indemnified Amounts”).

18. Limitation of Liability. Except where prohibited by law, Purchaser and any of its affiliates, employees, and representatives will not be liable to Customer or Principal(s) under any legal theory for lost profits, revenue, goodwill or business opportunities, or any punitive, indirect or consequential damages, based in tort, contract, negligence or otherwise, all of which are waived by Customer and Principal(s). In the event these claims are nonetheless raised, Customer or Principal(s) will be liable for all of Purchaser’s legal fees and expenses resulting therefrom. With respect to any claims Customer or Principal(s) may have against Purchaser, Customer’s sole remedy will be actual money damages that shall not exceed the amount of any funds delivered to Purchaser.

19. Prior Claims Waiver. Unless prohibited by law, upon the Effective Date, the Customer and Principal(s) hereby irrevocably waive and release Purchaser and any of its affiliates, employees, and representatives from any and all claims, demands, causes of action, and liabilities of any nature, whether known or unknown, arising out of or in connection with any previous agreement entered into between Purchaser and Customer or Principal(s) prior to the Effective Date of this Agreement. This waiver shall not affect any rights or obligations arising from or related to this Agreement or any claims that arise after the Effective Date of this Agreement.

20. Notices. Except as otherwise provided herein, each Party giving any notice or other communication (“Notice”) pursuant to this Agreement shall do so by email. Notice to Customer and Principal(s) shall be sent to their email addresses as shown on the front page of this contract, and notice to Purchaser shall be sent to notices@forwardfinancing.com. If an email bounces or otherwise cannot be delivered, then notice shall be sent to the physical mailing address listed on the front page of this Agreement. Any party changing its email or physical address shall provide Notice to all other parties. If an addressee rejects or otherwise refuses to accept a Notice, or if the Notice cannot be delivered by both email and physical mail because of a change in address for which no Notice was given, then such Notice shall be deemed to have been received upon the rejection, refusal or inability to deliver.

21. Assignment. Customer and Principal(s) shall not assign their rights or obligations under this Agreement or any interest in this Agreement without the prior written consent of Purchaser, which consent may be withheld in Purchaser’s sole discretion. Purchaser reserves the right to assign this Agreement or any interest under this Agreement without prior notice to Customer or Principal(s).

22. Non-waiver. Purchaser’s failure to exercise, or delay in exercising, any right under this Agreement, will not constitute a waiver of any such right.

23. Definitions and Interpretation. “Customer” shall be interpreted to include Customer and each Principal unless such interpretation would be redundant or inapplicable. All paragraph and section headings in this Agreement are inserted for convenience only and are not intended to affect the interpretation of the Agreement.

24. Construction. No provision of this Agreement shall be construed or enforced against any party hereto because such party drafted or caused to be drafted such provision; all provisions shall be construed as if they had been drafted by all parties hereto.

25. Consent to Publication. By signing this Agreement, Customer and Principal(s) agree that Purchaser may republish any reviews, testimonials or other statements that Customer or Principal(s) makes publicly regarding Purchaser.

26. Use of Information. Customer and Principal(s) agree that any information it provides to Purchaser, including but not limited to personally identifiable information, may be used or disclosed for business purposes by Purchaser and any of its affiliates, employees, and representatives in its discretion, without the need for prior consent, unless otherwise prohibited by law.

27. Miscellaneous. This Agreement shall be binding upon Customer and Principal(s) and inure to the benefit of Purchaser, its successors and assigns. This Agreement constitutes the entire Agreement between the parties, and no representations, agreements or understandings of any kind, either written or oral, shall be binding upon the parties unless expressly contained herein. The parties may modify any of the terms of this Agreement or amend this Agreement only by a written document signed by all parties. If any of the provisions of this Agreement are determined to be invalid, illegal or unenforceable in any respect, the remaining provisions shall not be affected in any manner. The parties agree to execute such further and additional documents, instruments and writings as may be necessary for the purpose of fully effectuating the terms and provisions of this Agreement. Electronic signatures hereto shall be deemed acceptable for all purposes. Paragraphs 2, 7, 9-12, 16-18, 20, and 23-25 shall survive any termination, satisfaction or cancellation of this Agreement.

28. Severability. Except as provided otherwise in Paragraph 10, if any provision of this Agreement is deemed to be void or unenforceable by a court of competent jurisdiction or any governmental agency, that provision will continue to be enforceable to the extent permitted by that court or agency, and the remainder of that provision will no longer be considered as part of this Agreement. All other provisions of this Agreement will, however, remain in full force and effect.

29. Privacy. Purchaser’s privacy policy can be found at: https://www.forwardfinancing.com/privacy-policy/. Purchaser’s privacy policy for California residents can be found at: https://www.forwardfinancing.com/privacy-policy/#californiaprivacypolicy/.

EACH PARTY ACKNOWLEDGES THAT THEY HAVE READ, UNDERSTAND AND AGREE TO THE TERMS OF THIS “FUTURE RECEIPTS SALE AGREEMENT” AND UPON EXECUTION OF THE AGREEMENT SHALL BE OBLIGATED TO ALL OF THE FOREGOING TERMS AND CONDITIONS—INCLUDING THE JURY TRIAL WAIVER AND CLASS ACTION WAIVER—AND THE AUTHORIZATION AGREEMENT FOR DIRECT DEPOSITS (ACH CREDITS) AND DIRECT PAYMENTS (ACH DEBITS) AND ANY OTHER EXHIBITS, ADDENDA OR SCHEDULES THAT MAY BE ADDED OR ATTACHED HERETO. The person executing this Agreement on behalf of Customer warrants and represents that he/she is authorized to bind Customer to all of the terms and conditions set forth in this Agreement and that all of the information provided herein is true and accurate in all respects. Purchaser’s payment of the Purchase Price shall be deemed Purchaser’s acceptance of this Agreement, notwithstanding any failure by Purchaser to sign this Agreement.

ANY MISREPRESENTATION MADE BY CUSTOMER OR ANY PRINCIPAL IN CONNECTION WITH THIS AGREEMENT MAY CONSTITUTE FRAUD OR INTENTIONAL MISREPRESENTATION.

Forward Financing LLC	Customer (Business)

Signature:	Signature:	/s/ Travis Trawick
Name:	Name:	Travis Trawick
Title:	Title:	Owner
Date:	Date:	March 10, 2026

Principal 1 (individually)

	Signature:	/s/ Travis Trawick
	Name:	Travis Trawick
	Date:	March 10, 2026

FORWARD FINANCING LLC

AUTHORIZATION AGREEMENT FOR DIRECT DEPOSITS (ACH CREDITS) AND DIRECT PAYMENTS (ACH DEBITS)

This Authorization Agreement for Direct Deposits (ACH Credits) and Direct Payments (ACH Debits) (the “Authorization”) is part of (and incorporated by reference into) the Future Receipts Sale Agreement (the “Agreement”).

All capitalized terms used in this Authorization shall have the same meaning assigned to such terms in the Agreement unless otherwise noted herein.

DISBURSEMENT OF PURCHASE PRICE AND OTHER AMOUNTS OWED TO CUSTOMER. By signing below, Customer authorizes Purchaser to disburse, by initiating an Automated Clearing House (“ACH”) credit to the checking account(s) identified below or any other deposit account that Customer specifies as belonging to it (hereinafter referred to as the “Approved Account”), (i) the Purchase Price set forth in the Agreement less the amount of any applicable fees; and (ii) any Monthly Reconciliation and other amounts that Customer may become entitled to under the Agreement. In the event Purchaser makes an error in disbursing the Purchase Price, Customer authorizes Purchaser to initiate a credit or debit to correct the error.

WEEKLY ACH COLLECTIONS. By signing below, Customer enrolls in Purchaser’s Automatic Collection Program and authorizes Purchaser to collect each week the Weekly Amount of Future Receipts (or Adjusted Weekly Amount of Future Receipts, if applicable) and any fees or other amounts that Customer owes Purchaser pursuant to the Future Receipts Sale Agreement by initiating ACH debits to the Approved Account in accordance with the terms of the Agreement. Customer irrevocably authorizes Purchaser (which includes for the purposes of this Authorization, Purchaser’s agents, service providers, successors and assigns) to initiate electronic debit entries via the ACH network or similar network to the Approved Account or any substitute bank accounts Customer later identifies for any amounts due to Purchaser, including Weekly Amounts and Adjusted Weekly Amounts, on or after the dates such amounts come due. Customer will not allow the Approved Account (or any later identified substitute account) to be closed or replaced unless Customer provides Purchaser at least ten (10) days’ advance written Notice and sufficient information and documentation for Purchaser to update its records relating to a replacement bank account. The Notice must be sent to notices@forwardfinancing.com. If Purchaser is unable to withdraw amounts from Customer’s account for any reason, Customer agrees to pay Purchaser a $35 Returned ACH Fee for each such occurrence as set forth in the Agreement in addition to all other remedies available to Purchaser. Customer authorizes Purchaser to initiate a separate debit to the Approved Account (or any later identified substitute account) for the Returned ACH Fee or to add this fee to a debit for a subsequent Weekly Amount or Adjusted Weekly Amount. In the event Purchaser makes an error in initiating a debit or credit, Customer authorizes Purchaser to initiate a credit or debit to correct the error. To the extent that Purchaser initiates debits over the ACH network, Customer agrees to be bound by the rules governing the ACH network. Customer agrees that it will not cancel this Authorization or instruct any depository holding Future Receipts that Purchaser has purchased to reject Purchaser’s debits. In the event that Customer breaches the Agreement by (as discussed in the Agreement) intentionally blocking Purchaser’s access to the Approved Account, or incurring four (4) Returned ACH Fees without providing bank statements, Customer authorizes Purchaser to debit any and all accounts controlled by Customer or any entity with the same federal tax identification number as Customer up to the total amount due to Purchaser under the Agreement.

BUSINESS PURPOSE ACCOUNT. By signing below, Customer attests that the Approved Account was established for business purposes and not for personal, family or household purposes.

ACCOUNT CHANGES. Customer agrees to provide prompt Notice to Purchaser if there are any changes to the Approved Account and/or routing numbers of the Approved Account.

MISCELLANEOUS. Purchaser is not responsible for any fees charged by Customer’s bank as the result of credits or debits initiated under this Agreement. The origination of ACH transactions to Customer’s bank accounts, including but not limited to, the Approved Account, must comply with the provisions of U.S. law.

Depository Name: Column N.A.

Business Name: FullPAC, Inc. Account No: [Account number omitted]

Signature:	/s/ Travis Trawick	Title:	Owner
Name:	Travis Trawick	Date:	March 10, 2026

FORWARD FINANCING LLC

FUTURE RECEIPTS SALE AGREEMENT ADDENDUM

VIA EMAIL

FullPAC, Inc.

1206 Laskin Rd

Virginia Beach, VA 23451

March 10, 2026

RE: Forward Financing / Early Delivery Discount

We refer to the Future Receipts Sale Agreement dated March 10, 2026 (as amended from time to time, the “Agreement”) between FullPAC, Inc. (“Customer”) and Forward Financing LLC (“Purchaser” or “Forward Financing”). Capitalized terms used and not defined in this addendum have the meanings as used in the Agreement. Pursuant to the Agreement, Forward Financing has agreed to pay Customer the amount of the “Purchase Price” (as set forth in the Agreement) in exchange for the “Amount Sold” (as set forth in the Agreement) of Customer’s Future Receipts. The Parties desire to add the following terms to the Agreement:

Customer and Forward Financing hereby agree that notwithstanding anything to the contrary in the Agreement, Customer has the right (but not the obligation) to request an early delivery discount as outlined below. Customer is not entitled to an early delivery discount when using funds provided by Forward Financing to satisfy an outstanding balance.

A. Customer may request an early performance discount by offering to pay Purchaser on or before the 30th day after the date of the Agreement (First Optional Discount Date) an amount such that Purchaser will have received on or before the First Optional Discount Date a total of $121,000.00 in connection with the Agreement.

B. Customer may request an early performance discount by offering to pay Purchaser on or before the 60th day after the date of the Agreement (Second Optional Discount Date) an amount such that Purchaser will have received on or before the Second Optional Discount Date a total of $123,000.00 in connection with the Agreement.

C. Customer may request an early performance discount by offering to pay Purchaser on or before the 90th day after the date of the Agreement (Third Optional Discount Date) an amount such that Purchaser will have received on or before the Third Optional Discount Date a total of $125,000.00 in connection with the Agreement.

D. Customer may request an early performance discount by offering to pay Purchaser on or before the 120th day after the date of the Agreement (Fourth Optional Discount Date) an amount such that Purchaser will have received on or before the Fourth Optional Discount Date a total of $127,000.00 in connection with the Agreement.

E. Customer may request an early performance discount by offering to pay Purchaser on or before the 150th day after the date of the Agreement (Fifth Optional Discount Date) an amount such that Purchaser will have received on or before the Fifth Optional Discount Date a total of $129,000.00 in connection with the Agreement.

F. Customer may request an early performance discount by offering to pay Purchaser on or before the 180th day after the date of the Agreement (Sixth Optional Discount Date) an amount such that Purchaser will have received on or before the Sixth Optional Discount Date a total of $131,000.00 in connection with the Agreement.

G. Customer may request an early performance discount by offering to pay Purchaser on or before the 210th day after the date of the Agreement (Seventh Optional Repurchase Date) an amount such that Purchaser will have received on or before the Seventh Optional Repurchase Date a total of $133,000.00 in connection with the Agreement.

H. Customer may request an early performance discount by offering to pay Purchaser on or before the 240th day after the date of the Agreement (Eighth Optional Discount Date) an amount such that Purchaser will have received on or before the Eighth Optional Discount Date a total of $135,000.00 in connection with the Agreement.

I. Customer may request an early performance discount by offering to pay Purchaser on or before the 270th day after the date of the Agreement (Ninth Optional Discount Date) an amount such that Purchaser will have received on or before the Ninth Optional Discount Date a total of $137,000.00 in connection with the Agreement.

J. Customer may request an early performance discount by offering to pay Purchaser on or before the 300th day after the date of the Agreement (Tenth Optional Discount Date) an amount such that Purchaser will have received on or before the Tenth Optional Discount Date a total of $139,000.00 in connection with the Agreement.

In the event that Customer breaches the Agreement in any manner, including, without limitation, by breaching any of the representations, warranties or covenants set forth in Paragraph 6 of the Agreement, the early delivery discount schedule set forth above will no longer be available, but Customer still may request to terminate this contract by paying Forward Financing that portion of the Amount Sold that Forward Financing has not yet collected (“Uncollected Future Receipts”), along with any other fees due under this Agreement.

Customer may request an early delivery discount by contacting notices@forwardfinancing.com. Purchaser will respond to Customer regarding any such requests promptly.

Except as modified by this addendum, the Agreement remains in full force and effect. Customer agrees to execute any documents and/or agreements in order to implement the provisions of this addendum.

This addendum may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute but one and the same instrument. Executed signature pages transmitted by means of electronic delivery shall be legally valid and binding against the Parties.

By executing this addendum at the appropriate place below, Customer and Forward Financing acknowledge and agree to the terms and conditions of this addendum.

Forward Financing LLC	Customer (Business)

Signature:	Signature:	/s/ Travis Trawick
Name:	Name:	Travis Trawick
Title:	Title:	Owner
Date:	Date:	March 10, 2026

Principal 1 (individually)

	Signature:	/s/ Travis Trawick
	Name:	Travis Trawick
	Date:	March 10, 2026